411 East Wisconsin Avenue Suite 2040 Milwaukee, Wisconsin 53202-4497 414.277.5000 Fax 414.271.3552 www.quarles.com	Attorneys at Law in Milwaukee and Madison, Wisconsin Naples, Florida Phoenix and Tucson, Arizona Chicago, Illinois

Writer’s Direct Dial: 414.277.5345
Writer’s Fax: 414.978.8945
E-Mail: kvh@quarles.com

January 7, 2008

VIA EDGAR

Hanna T. Teshome, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

RE:                              Snap-on Incorporated
Commission File No. 1-7724

Dear Ms. Teshome:

This letter responds to the additional comment made by Commission Staff in its letter dated December 17, 2007 to Jack D. Michaels as Snap-on Incorporated’s Chairman and Chief Executive Officer, relating to the compensation-related disclosures in Snap-on’s 2007 proxy statement.

For convenient reference, the Staff’s additional comment is set forth in italics prior to our response, all of which are set out on Exhibit A to this letter.

In responding to your letter, we use the terms “we,” “our,” the “Company” or “Snap-on” to refer to Snap-on Incorporated and its Organization and Executive Compensation Committee generally, not specifically to any individuals in particular.

On behalf of Snap-on Incorporated we acknowledge that:

•                                          Snap-on is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Snap-on may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

                Please feel free to contact me at (414) 277-5345, Robert E. Galli, Snap-on’s General Counsel, at (262) 656-6187, or Ryan P. Morrison, also of Quarles & Brady, at (414) 277-5401 if you have any questions or need further information.

Very truly yours,

QUARLES & BRADY LLP

Kenneth V. Hallett
KVH:smj
cc:	Robert E. Galli, Esq.
Ryan P. Morrison. Esq.

Exhibit A

1.                                       You indicate in your response to our prior comment 7 that you will not disclose the targets upon which incentive compensation is based to the extent such disclosure could result in competitive harm.  Furthermore, your response to our prior comment 4 indicates that the disclosure of targets could cause competitive harm because, among other things, it could provide your business competitors with specific insights into your business plan.  It is unclear to us how you would experience a competitive disadvantage from the disclosure of such information.  Please provide us with a supplemental response discussing your targets and a more detailed analysis of how disclosure of each target would result in competitive harm using the standard outlined in Instruction 4 to Item 402(b) of Regulation S-K.  Please also refer to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

                In response to the Staff’s comment, we would like to clarify that we intend to provide company-wide financial goals used in the plans that ended in the preceding fiscal year.

                For our annual incentive program, these goals in 2007 include operating income and working investment as a percentage of net sales; in 2006 and 2007, they also included the reduction of operating expenses.  For awards under our long-term incentive program, we intend to provide the company-wide financial goals used for performance periods that have concluded by the end of the preceding fiscal year, which for the period ended in fiscal 2007 consist of revenue growth and return on net assets employed before interest and taxes.

                As we noted in our prior response letter dated November 29, 2007, for these concluded year’s plans, we will:

•                  include a matrix specifying the threshold, target and maximum amounts on all financial metrics, showing how these amounts would then translate into a percentage of target payment to the extent they are based on these goals;

•                  discuss what we determined the actual performance to have been; and

•                  disclose with specificity the result on compensation.

                In response to the other information requested by the Staff, pursuant to Rule 418 promulgated under the Securities Act of 1933 and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, the Company is supplementally providing under separate cover a discussion of business unit targets and targets for performance periods that have not yet concluded, along with a more detailed analysis of how disclosure of each target would result in competitive harm.  In accordance with this request and consistent with the protection of investors and the provisions of the Freedom of Information Act, the Company requests that the Staff return the supplemental material to the address provided above so that it will be returned to the Company after the Staff has completed its review.  In addition, the Company has requested that the Staff afford confidential treatment under the Freedom of Information Act to this information pursuant to the provisions of 17 C.F.R. Section 200.83.

A-1